Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended June 30, 2020 and 2019

(RMB and US$ amounts expressed in thousands, except per share data)

	2nd Quarter 2020		2nd Quarter 2019
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	6,549,641	925,156	4,861,675	686,726
Cost of sales	(5,601,590)	(791,241)	(4,148,822)	(586,033)
Gross profit	948,051	133,915	712,853	100,693
Other operating income, net	61,753	8,723	98,828	13,960
Research and development costs	(137,033)	(19,356)	(110,545)	(15,615)
Selling, general and administrative costs	(424,100)	(59,905)	(408,946)	(57,765)
Operating profit	448,671	63,377	292,190	41,273
Finance costs	(26,723)	(3,775)	(32,350)	(4,570)
Share of results of associates and joint ventures	1,025	145	3,472	490
Profit before tax	422,973	59,747	263,312	37,193
Income tax expense	(82,305)	(11,626)	(53,845)	(7,606)
Profit for the period	340,668	48,121	209,467	29,587
Attributable to:
Equity holders of the parent	244,661	34,559	146,989	20,763
Non-controlling interests	96,007	13,562	62,478	8,824
	340,668	48,121	209,467	29,587
Net earnings per common share
- Basic	5.99	0.85	3.60	0.51
- Diluted	5.99	0.85	3.60	0.51
Unit sales	145,278		110,059

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30, 2020 and 2019

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2020		June 30, 2019
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	9,958,947	1,406,730	9,024,955	1,274,801
Cost of sales	(8,481,037)	(1,197,971)	(7,550,774)	(1,066,569)
Gross profit	1,477,910	208,759	1,474,181	208,232
Other operating income, net	105,682	14,928	142,754	20,164
Research and development costs	(212,987)	(30,085)	(182,412)	(25,766)
Selling, general and administrative costs	(757,414)	(106,987)	(785,078)	(110,895)
Operating profit	613,191	86,615	649,445	91,735
Finance costs	(63,174)	(8,924)	(57,643)	(8,142)
Share of results of associates and joint ventures	5,544	783	7,339	1,037
Profit before tax	555,561	78,474	599,141	84,630
Income tax expense	(122,613)	(17,319)	(116,245)	(16,420)
Profit for the period	432,948	61,155	482,896	68,210
Attributable to:
Equity holders of the parent	305,730	43,185	345,008	48,733
Non-controlling interests	127,218	17,970	137,888	19,477
	432,948	61,155	482,896	68,210
Net earnings per common share
- Basic	7.48	1.06	8.44	1.19
- Diluted	7.48	1.06	8.44	1.19
Unit sales	213,182		211,359

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended June 30, 2020 and December 31, 2019

(RMB and US$ amounts expressed in thousands)

	June 30, 2020 (Unaudited)		December 31, 2019 (Audited)
	RMB ’000	US$ ’000	RMB ’000
Cash and bank balances	6,594,383	931,476	6,390,918
Trade and bills receivables	9,236,324	1,304,658	7,816,152
Inventories	3,999,951	565,005	2,824,137
Trade and bills payables	7,903,593	1,116,406	6,197,869
Short-term and long-term loans and borrowings	2,671,590	377,370	2,055,046
Equity attributable to equity holders of the parent	8,865,792	1,252,319	8,767,529